FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 11, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for January 11, 2005 and incorporated by reference herein is the Registrant’s immediate report dated January 11, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: January 11, 2005

Lawson Products Migrates Mission Critical Applications from VSE to MVS
Using BluePhoenix Automated IT Migration Solutions

Project Enables Lawson to Use a Wider Range of Software Packages in
a More Open IT Environment for their Distribution Center Applications

Cary, NC and Herzlia, Israel – January 11, 2005 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has started an application modernization project at Lawson Products, Inc., an international seller of industrial, commercial and institutional maintenance, repair and replacement systems. The migration project involves converting most of Lawson’s existing VSE applications to a new MVS environment using the automated BluePhoenix™ LanguageMigrator and BluePhoenix™ DBMSMigrator tools. The new environment will allow Lawson to engineer business processes that strategically align with corporate initiatives.

The project will include migrating Lawson’s current applications, including approximately 1000 online and batch COBOL programs, 100 IDMS records types and 1100 Job Control Streams, to an MVS environment using a combination of automated tools and proven methodology. To maximize the efficiency of the project, implementation will occur in several stages. First, the BluePhoenix™ IT Discovery product will be used to perform a thorough assessment at the enterprise level of the interaction between all COBOL software components, IDMS schemas and database, and CICS.

Upon completion of the assessment, the BluePhoenix™ DBMSMigrator and BluePhoenix™ LanguageMigrator tools will be used to migrate all COBOL code and data from IDMS to DB2 on the OS/390, convert all VSE JCL to MVS JCL, and upgrade COBOL F to COBOL LE. Per Lawson’s requirement, the converted applications also need to be integrated with an existing DB2 model to achieve a well performing database. The project is expected to be completed in approximately 10 months.

“The migration to z/OS will provide Lawson with a proven infrastructure that allows modernization and integration using Web and Java technologies while maximizing the investment in existing assets and applications.” said Frank Snyder, director of technical support at Lawson Products. “We have chosen BluePhoenix for this strategic project because their technology and systematic approach are perfectly suited to our needs and timeframe.”

“This project is another example of the growing interest in IT modernization solutions as a way to move IT systems forward in terms of usability, productivity, and cost-effectiveness,” added Eliezer Harkavi, vice president Offshore Services and Delivery at BluePhoenix Solutions. “With older systems incapable of supporting the newer applications on the market, IT modernization is the most effective solution in terms of time, costs, and results.”

About Lawson Products, Inc.
Founded in 1952, Lawson Products is an international seller and distributor of systems, services and products to the industrial, commercial and institutional maintenance, repair and replacement marketplace with subsidiaries in Canada, Mexico and the United Kingdom. The company specializes in fastening systems, cutting tools, chemicals and abrasives, hydraulics and automotive products, offered in conjunction with engineering consultations and inventory control solutions to satisfy all customer maintenance and repair requirements.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel and Australia.
The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
1 (781) 652-8945 tcohen@bphx.com